

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2017

Natalie Bogdanos
General Counsel and Corporate Secretary
ContraFect Corporation
28 Wells Avenue, Third Floor
Yonkers, NY 10701

> **Re: ContraFect Corporation**
> **Registration Statement on Form S-3**
> **Filed May 12, 2017**
> **File No. 333-217989**

Dear Ms. Bogdanos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Gregory P. Rodgers, Esq.